SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2020

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Kenon Holdings Ltd. (“Kenon”) will hold an Extraordinary General Meeting of Shareholders on October 21, 2020 at 4 p.m. (SGT) (the “Extraordinary General Meeting”). In connection with the Extraordinary General Meeting, Kenon will mail to its beneficial shareholders on or about September 23, 2020, and its shareholders of record (members) on September 22, 2020, (i) a Proxy Statement, dated as of the date hereof (the “Proxy Statement”) and (ii) a Notice of Extraordinary General Meeting of Shareholders, dated as of the date hereof, attached hereto as Exhibits 99.1 and 99.2, respectively.

Kenon has also made available a Proxy Card, attached as Exhibit 99.3 to this Report on Form 6-K, which is to be completed according to the instructions set forth in the Proxy Statement; holders of Kenon’s shares should review the instructions set forth in the Proxy Statement in order to vote their Kenon shares at the Extraordinary General Meeting.

Exhibits

99.1	Proxy Statement, dated as of September 22, 2020
99.2	Notice of Extraordinary General Meeting of Shareholders, dated as of September 22, 2020
99.3	Proxy Card for Kenon Holdings Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: September 22, 2020	By:	/s/ Robert L. Rosen
Name: Robert L. Rosen
Title: Chief Executive Officer